Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MedEquities Realty Trust, Inc.:

We consent to the use of our report dated April 7, 2016, except as to note 4, which is as of May 3, 2016, with respect to the consolidated balance sheets of MedEquities Realty Trust, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, equity, and cash flows for the year ended December 31, 2015 and for the period from April 23, 2014 (inception) to December 31, 2014, including the financial statement schedule III, real estate and accumulated depreciation, and schedule IV, mortgage loans on real estate included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Atlanta, Georgia

October 19, 2016